SECURITIES AND EXCHANGE COMMISSION

	Washington, D.C.



	FORM U-57

	NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




	Filed under section 33(a) of the

	Public Utility Holding Company Act of 1935, as amended





PERTH POWER PARTNERSHIP
_______________________________
	(Name of foreign utility company)


	by


	EDISON MISSION ENERGY
	________________________
	(Name of filing company)

	18101 Von Karman Avenue
	Suite 1700
	Irvine, California 92612-1046


Item 1
Name and business address of the entity claiming foreign utility company status

Perth Power Partnership
Southgate Complex
Level 20, HWT Tower
40 City Road
South Melbourne, Vic 3205
Australia

Description of the facilities used for the generation, transmission, or distribution of electric energy for sale


Perth Power Partnership's (PPP) facilities used for the generation, transmission, or distribution of electric energy for sale consist of a 116 MW gas-fired combined cycle cogeneration plant at the oil refinery owned and operated by BP Refinery (Kwinana) Proprietary Limited at Kwinana near Perth, Australia, and interconnection equipment necessary to connect the plant with the refinery and with PPP's wholesale purchaser, Western Power Corporation (Facilities).

Ownership of the Company

Prior to August 11, 2000, Kwinana Power Partnership (KPP) directly owned and operated the Facilities.1 On August 11, 2000, KPP sold 30 percent of the Facilities and obligations related to the Facilities to SembCorp Energy (Kwinana) Pte Ltd. (SembCorp). KPP and SembCorp simultaneously formed PPP, a partnership to directly own the Facilities. SembCorp owns a 30 percent partnership interest in PPP, and KPP owns a 70 percent partnership interest. The partners of KPP continue to be MEC Perth B.V. (99%) and Mission Energy (Kwinana) Pty Ltd. (ME Kwinana) (1%). Both partners of KPP are indirect wholly-owned subsidiaries of Mission, which is an indirect wholly-owned subsidiary of Edison International, an exempt holding company, as further described below.

Item 2
Domestic associate public-utility company and holding company

Southern California Edison Company (Edison) is the only domestic public-utility company that is an associate company of PPP. Edison itself has no interest in PPP. Edison is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1) of the Act, pursuant to Rule 2. EME, which holds indirect interests in PPP as set forth above, is wholly-owned by The Mission Group, which is wholly-owned by Edison International.

EXHIBIT A
Documents incorporated by reference

Edison is the only associate company or affiliate of PPP that is subject to the regulation of its retail electric or gas rates by a State commission.
The California Public Utilities Commission (PUC) is the sole State commission with jurisdiction over the retail rates of Edison.

Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company2 that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the PUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of Edison are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively Edison's operations.

In approving the formation of the Edison International holding company system , the PUC imposed 15 conditions of general applicability on Edison and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal.
PUC 1988).3 In formulating these conditions, the PUC recognized the primary importance of insulating Edison's ratepayers from the effect of diversifica-tion:4 "The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities." Id. at 69.

Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.

Accordingly, PPP meets the criteria set forth in section 33(a) for qualification as a "foreign utility company."

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

By:	          /s/
Raymond W. Vickers
Senior Vice President and General Counsel
Edison Mission Energy
18101 Von Karman Avenue, Suite 1700
Irvine, California 92612-1046


February 26, 2001



1 On December 11, 1996, Edison Mission Energy (Mission) filed with the Securities and Exchange Commission, pursuant to section 33 of the Public Utility Holding Company Act of 1935 and Rule 57, a notice that KPP intended
to become a foreign utility company.   On June 27, 1997, Mission filed an
amended notice for KPP. Both notices were forwarded to the California Public Utilities Commisison.
2 The Act provides an exception in the case of public utilities that are associate companies or affiliates of registered holding companies.
3 A copy of the PUC's order was submitted to the Commission as an exhibit to the notice under section 33 filed on November 9, 1992, with regard to Loy Yang B Joint Venture and Mission Energy Management Australia Pty Ltd.
4 In comments submitted to the Commission in File No. 70-7959, dated May 19, 1992, the PUC confirmed that under the terms of its diversification order, "any investment or diversification by SCEcorp into any business other than the regulated utility services that SCEcorp provides through Edison" is considered a "nonutility" or diversified activity.